Mail Stop 3561

July 23, 2008

Michael W. Katz
President and Chief Executive Officer
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

> **Re:** **E Com Ventures, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 8, 2008**
> **File No. 0-19714**

Dear Mr. Katz:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A Filed July 8, 2008
Selected Historical and Pro Forma Combined Financial Data, page 9
Comparative Historical and Unaudited Pro Forma Combined Per Share Data, page 13

1. We note your earnings per share disclosure in the second half of footnote 2 that excludes the effects of pro forma adjustments. Please remove this earnings per share disclosure, as we believe it is inappropriate to combine the results of operations for E Com and Model Reorg without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.

Background of the Merger, page 21

2. In the second to last paragraph on page 27, please disclose whether the Special Committee discussed having Financo update their fairness opinion in connection with the amendment to the merger agreement and why it determined that no update was necessary.

Opinion of Financo, page 29

3. Please disclose that Financo did not update its fairness opinion as a result of the amendment to the merger agreement and did not consider the updated projections that were prepared for the Special Committee in connection with the amendment.

Information about Model Reorg, page 67
Liquidity and Capital Resources, page 78

4. Please continue to provide your narrative explanation of the changes in cash flows for fiscal year 2007 as compared to fiscal year 2006. In this regard, we note that Model Reorg will become the accounting predecessor of the merged company, and we believe this annual information is important to your investors.

Unaudited Pro Forma Condensed Combined Financial Statements, page 80
Unaudited Pro Forma Condensed Combined Balance Sheet, page 81

5. We note that pro forma adjustment (a) eliminates $36.1 million of intercompany payables and receivables between E Com and Model Reorg. Please reconcile this amount with the disclosure in Note 8 to E Com's May 3, 2008 financial statements indicating that the amount payable to Model Reorg was $40.5 million. Please revise either your explanation of this pro forma adjustment or E Com's footnote to clarify this matter for your readers.

6. We note your purchase price allocation under Note 1 and your response to comment 37 from from our letter dated April 11, 2008. While we recognize that this allocation is preliminary, we struggle with the fact that you have identified no acquired intangible assets other than goodwill. Based on E Com's MD&A narrative on page 57, we note that E Com has certain supplier relationships that enable it to obtain certain merchandise at better prices and quantities than Quality Fragrance Group can. It also appears that the Perfumania name on E Com's retail stores and related website may have value deriving from customer recognition. In this regard, we note your discussion on page 48 of the reasons for changing the post-merger company's name to Perfumania. Please be aware that we may have additional comments on this issue once the merger is consummated and you have filed your updated purchase price allocation.

Unaudited Pro Forma Condensed Combined Statements Of Operations, page 82

7. We note your pro forma adjustment (d) for the 12 months ended October 31, 2007. As this appears to be a nonrecurring item, it is unclear to us how you determined it was appropriate to reflect this write-off in your pro forma income statement. Refer to Article 11-02(b)(6) of Regulation S-X, and advise or revise.

8. We note your pro forma adjustment (g) for the 12 months ended October 31, 2007 and related pro forma adjustment (f) for the six months ended April 30, 2008. Based on your description of these adjustments, it is unclear to us how you considered the impact of the post-merger entity recognizing rental expense on a straight-line basis over the remaining term of E Com's leases subsequent to the merger. In this regard, if the merger had been consummated on November 1, 2006, we assume that the post-merger entity would have recorded some difference between fiscal 2007 cash rental payments and fiscal 2007 straight-line rental expense. Therefore, it is unclear that it is appropriate to eliminate the entire amount of such difference recorded by E Com. Please advise or revise. If you wish to retain an adjustment to rental expense, please explain to us in reasonable detail how you calculated such adjustment and how you determined that the assumptions involved in your calculation are factually supportable. Refer to Article 11-02(b)(6) of Regulation S-X.

Six Months ended April 30, 2008, page 84

9. Please tell us why E Com's pro forma earning per share calculation for the six months ended April 30, 2008 does not add the interest on the convertible note to the numerator or add the shares issuable upon exercise of stock options and shares for the convertible note in the denominator. Since E Com generated net income for the six months ended April 30, 2008, it would appear that stock options and the convertible note would be dilutive for this year-to-date period.

Market Price and Dividend Information; Related Shareholder Matters, page 89

10. Please appropriately revise your low stock price for the second quarter through July 7th of fiscal year 2008.

Model Reorg Financial Statements for the Fiscal Year Ended October 31, 2007
Consolidated Statements of Cash Flows, page F-35

11. We note that you revised your cash flow statements for each of the three years presented such that the balances changed for net cash used in or provided by operating activities and for net cash used in investing activities. Please explain to us why your cash flow statements changed. Also tell us how you considered whether these changes represent a correction of an error, as they represent adjustments between categories of the cash flow statement.

Note 1(a) – Basis of Presentation, page F-38

12. We note your purchase price allocation for the acquisition of Jacavi and your response to prior comment 52 from our letter dated April 11, 2008. We have the following additional comments:

- Based on the information provided in your response, you appear to have valued the non-competition agreement at zero because Mr. Garcia is a principal shareholder of Model Reorg. You state that if Mr. Garcia were to compete, he would essentially be competing against himself, which he has indicated he has no intension of doing. Please explain to us how you determined it was appropriate to consider Mr. Garcia's ownership of Model Reorg's common stock or his stated willingness to compete when measuring the fair value of the non-competition agreement. As indicated in paragraph B172 and B174 of SFAS 141, the fair value of an intangible asset should be the amount at which it could be bought or sold in a current transaction between willing parties and should incorporate assumptions that marketplace participants would use in making estimates of fair value. Please tell us how you considered the value of this non-competition agreement if it had been sold to an entity other than Model Reorg on the date of the acquisition, and if possible, quantify this value for us.

- Based on the information provided in your response, you appear to have valued the acquired customer relationships using entity-specific assumptions that considered whether you already had relationships with the acquired customers. Please explain to us how you determined it was appropriate to value these relationships using acquirer-specific assumptions rather than marketplace participant assumptions, and if possible, quantify the value these relationships would have had on the date of acquisition using marketplace participant assumptions.

Note 3 – Related Party Transactions, page F-43

13. We note your statement here and in your interim financial statements that you believe the expenses incurred under your service agreement with QKD approximate the expenses that would have been incurred had you not operated under this service agreement. As indicated in paragraph 3 of SFAS 57, you should not imply that related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. Please either explain to us in detail how you substantiated your conclusion or remove this statement from your footnotes.

Note 16 – Segment Information, page F-53

14. Please tell us, and consider disclosing, what measure of profit or loss is used by
your chief operating decision maker when assessing segment performance. In this
regard, given your statement that each segment has its own operating expenses, it
is unclear to us that this measure is gross profit. Also tell us how you considered
the disclosure requirements of paragraphs 25-28 and paragraph 32 of SFAS 131,
including disclosing assets by segment.

*****

     As appropriate, please amend your filing in response to our comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

     You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding
comments on the financial statements and related matters. Please contact Blair Petrillo,
Staff Attorney, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238 or
me at (202) 551-3720 with any other questions.

     Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew C. Dallett
       Edwards Angell Palmer & Dodge LLP